Cybin to Participate in Upcoming Scientific and Investor Conferences

TORONTO, CANADA – September 21, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to TherapeuticsTM, is pleased to announce its participation in the following upcoming conferences:
Interdisciplinary Conference on Psychedelic Research, Psychedelic Science, Ethics & Business Event, September 21, 2022 in Haarlem, Amsterdam
•Doug Drysdale, Cybin’s Chief Executive Officer, participated in a panel discussion titled “Trials to Treatments” at 10:00 a.m. Central European Time on Wednesday, September 21, 2022.
Interdisciplinary Conference on Psychedelic Research, September 22-24, 2022 in Haarlem, Amsterdam
•Amir Inamdar, MBBS, DNB (Psych), MFPM, Cybin’s Chief Medical Officer, will participate in a panel discussion titled “Where Psychedelics Science Meets Business” at 10:30 a.m. Central European Time on Saturday, September 24, 2022. For more information on how to access the event, please click here.
•Bill Brennan, Ph.D., Co-Author of EMBARK, and a core faculty and clinical supervisor, will deliver a presentation on Cybin’s psychedelic-assisted psychotherapy model titled “Introducing EMBARK: a trans-diagnostic, trans-drug model of psychedelic-assisted psychotherapy and therapist training” at 2:40 p.m. Central European Time on Friday, September 23, 2022.

Jefferies Innovation in Mental Health Summit, September 22, 2022 in New York City, NY
•Leah Gibson, Cybin’s Vice President of IR & Strategic Communications, will host investor meetings. If you plan on attending the conference, please reach out to your Jefferies representative to request a meeting.
Cantor Neurology & Psychiatry Conference, October 6-7, 2022, in San Francisco, CA
•Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a panel discussion and host investor meetings. If you plan on attending the conference, please reach out to your Cantor representative to request a meeting.
About Cybin
Cybin is a leading ethical biotechnology company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601